SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ASAH CORP

(F/K/A Renfrew, Inc.)

COMMON STOCK

None

CUSIP NUMBER

Anslow & Jaclin, LLP

195 Route 9 South, Suite 204

Manalapan, NJ 07726

(732) 409-1212

July 22, 2005

_____________________________

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

Jaime Olmo-Rivas

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions)	PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization:	United States

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power	4,000,000

(8) Shared Voting Power:	0

(9) Sole Dispositive Power:	4,000,000

(10) Shared Dispositive Power:	0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:	4,000,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11):	50%

(14) Type of Reporting Person:	IN

ITEM 1. SECURITY AND ISSUER.

ASAH Corp.,

10039 Bissonet, Suite 250

Houston, TX 77036

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name:	Jaime Olmo-Rivas

(b)	Address:	10039 Bissonet, Suite 250

Houston, TX 77036

(c)	Owner, employed by American Surgical Assistants, Inc.

(d)	None.

(e)	None.

(f)	Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Jaime Olmo-Rivas received 50,000 shares of Issuer ASAH Corp (F/K/A Renfrew, Inc.) pursuant to dividend distributed by American Surgical Assistants, Inc. The Reporting Person also received 3,950,000 shares from Issuer in exchange for services rendered.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the initial transaction for 50,000 shares was to place ownership of the company directly in the hands of the shareholders of American Surgical Assistants, Inc. The purpose of the second transactions was to compensate the Reporting person for services rendered.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Jaime Olmo-Rivas’s securities interest in the Issuer represented 50% of the total issued and outstanding common shares of the Issuer on the Date of the Event.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2005
Signature:

/s/ Jaime Olmo-Rivas
JAIME OLMO-RIVAS